UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on May 19, 2025, titled “Mobilicom Provides First Quarter 2025 Update and Financial Highlights.”

The text under the heading “Financial Highlights for the Three Months Ended March 31, 2025” in the press release attached to this Form 6-K as Exhibit 99.1 is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-284265) and Form F-3 (File No. 333-274929), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Mobilicom Provides First Quarter 2025 Update and Financial Highlights”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: May 19, 2025	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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